OMB APPROVAL
OMB Number: 3235-0116
Expires: July 31, 2008
Estimated average burden
  hours per response 6.2

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ August 2006

BROCKTON CAPITAL CORP.
(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

1. Fiscal 2006 Ended 4/30/2006 Audited Financial Statements
    Form 52-109F1: CEO Certification of Annual Filings
    Form 52-109F1: CFO Certification of Annual Filings
    Fiscal 2006 Financial Statements: Management's Discussion and Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.   Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                      Yes ___   No xxx

BROCKTON CAPITAL CORP.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

April 30, 2006 and 2005

(Stated in Canadian Dollars)



AUDITORS' REPORT

To the Shareholders,
Brockton Capital Corp.
(A Development Stage Company)

We have audited the balance sheets of Brockton Capital Corp. (A Development Stage Company) as at April 30, 2006 and 2005 and the statements of operations and cash flows for each of the years in the three year period ended April 30, 2006 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2006 and the statement of shareholders' equity (deficiency) for the period February 8, 2000 (Date of Incorporation) to April 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2006 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2006, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada   *"Morgan & Company"*
August 25, 2006   Chartered Accountants

COMMENTS BY AUDITOR FOR US. READERS
ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders, dated August 25, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements or a reference to such a change in accounting principles in the auditor's report when the change is property accounted for and adequately disclosed in the financial statements.

Vancouver, Canada   *"Morgan & Company"*
August 25, 2006   Chartered Accountants

BROCKTON CAPITAL CORP.
(A Development Stage Company)
BALANCE SHEETS
April 30, 2006 and 2005
(Stated in Canadian Dollars)

ASSETS	2006	2005
Current		
Cash and cash equivalents	$ 14,141	$ 5,865
GST receivable	7,298	2,903
Inventory – Notes 2 and 3	1	4,735
	21,440	13,503
Rights – Notes 3 and 8	10,000	123,610
	$ 31,440	$ 137,113
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 6	$ 120,862	$ 43,590
Notes payable – Note 4	40,000	-
	160,862	43,590
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital – Notes 5 and 6	207,342	207,342
Contributed surplus – Note 8	168,750	168,750
Deficit accumulated during the development stage	(505,514)	(282,569)
	(129,422)	93,523
	$ 31,440	$ 137,113

Nature and Continuance of Operations – Note 1
Commitments – Notes 3, 4 and 5
Subsequent Event – Note 3

APPROVED BY THE DIRECTORS:

"Terry Amisano" Director — Terry Amisano

"Kevin Hanson" Director — Kevin Hanson

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the years ended April 30, 2006, 2005 and 2004
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2006
(Stated in Canadian Dollars)

| | Years ended April 30, | | | February 8, 2000 (Date of Incorporation) to April 30, |
	2006	2005	2004	2006
Administrative Expenses				
Accounting, audit and legal – Note 6	$ 14,599	$ 24,406	$ 37,820	$ 120,953
Consulting fees	61,200	2,383	1,826	74,069
Equipment rental – Note 6	6,000	6,000	6,000	28,000
Filing fees	7,525	5,357	3,188	19,911
General and administrative	-	169	2,974	3,899
Interest and bank charges	2,056	768	422	4,110
Investor relations	-	625	6,339	6,964
Marketing	-	-	-	1,170
Office rent – Note 6	9,000	9,000	9,000	42,000
Office supplies – Note 6	3,284	3,000	3,000	14,462
Promotion	541	1,481	1,677	4,708
Transfer agent fees	396	4,103	9,861	23,228
Travel	-	-	1,729	8,171
Loss before other items	(104,601)	(57,292)	(83,836)	(351,645)
Other items:				
Other income	-	-	961	961
Interest income	-	2,261	11,513	41,641
Write-off of deferred investment expenses	-	-	(72,127)	(72,127)
Write-down of inventory to net realizable value	(4,734)	(6,000)	-	(10,734)
Write-down of rights – Note 3	(113,610)	-	-	(113,610)
Net loss for the year	$ (222,945)	$ (61,031)	$ (143,489)	$ (505,514)
Basic and diluted loss per share	$ (0.04)	$ (0.01)	$ (0.08)	
Weighted average number of shares outstanding	6,337,500	5,018,322	1,837,500	

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended April 30, 2006, 2005 and 2004
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2006
(Stated in Canadian Dollars)

| | Years ended April 30, | | | February 8, 2000 (Date of Incorporation) to April 30, |
	2006	2005	2004	2006
Operating Activities				
Net loss for the period	$ (222,945)	$ (61,031)	$ (143,489)	$ (505,514)
Add (deduct) items not involving cash:				
Interest accrual on notes receivable	-	(1,946)	-	(1,946)
Write-off of deferred investment expenses	-	-	72,127	72,127
Write-down of inventory to net realizable value	4,734	6,000	-	10,734
Write-down of rights	113,610	-	-	113,610
Changes in non-cash working capital items related to operations:				
GST and interest receivable	(4,395)	1,424	3,050	(7,298)
Inventory	-	(10,735)	-	(10,735)
Prepaid expenses	-	-	9,700	-
Accounts payable and accrued liabilities	77,272	17,095	6,114	120,862
Cash used in operating activities	(31,724)	(49,193)	(52,498)	(208,160)
Investing Activities				
Notes and accrued interest receivable	-	-	(49,414)	(121,664)
Deferred investment expenses	-	-	(34,679)	(72,127)
Cash used in investing activities	-	-	(84,093)	(193,791)
Financing Activities				
Proceeds from shares issued	-	4,500	-	448,875
Share issue costs	-	-	-	(72,783)
Notes payable	40,000	-	-	40,000
Cash provided by financing activities	40,000	4,500	-	416,092
Increase in cash and cash equivalents during the period	8,276	(44,693)	(136,591)	14,141
Cash and cash equivalents at the beginning of the period	5,865	50,558	187,149	-
Cash and cash equivalents at the end of the period	$ 14,141	$ 5,865	$ 50,558	$ 14,141

…/cont'd

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended April 30, 2006, 2005 and 2004
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2006
(Stated in Canadian Dollars)

								February 8, 2000 (Date of Incorporation) to April 30,
			Years ended April 30,					
		2006		2005		2004		2006
Cash and cash equivalents consist of:								
Cash	$	14,141	$	5,865	$	10,558	$	14,141
Term deposits		-		-		40,000		-
	$	14,141	$	5,865	$	50,558	$	14,141
Supplemental disclosure of cash flow information:								
Cash paid for:								
Interest	$	-	$	-	$	-	$	-
Income taxes	$	-	$	-	$	-	$	-

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the period from February 8, 2000 (Date of Incorporation) to April 30, 2005
<u>(Stated in Canadian Dollars)</u>

	Common Stock — Number of Shares	Common Stock — Amount	Contributed Surplus	Retained Earnings (Deficit) Accumulated During the Development Stage	Total
Balance, February 8, 2000 (Date of Incorporation)	-	$ -	$ -	$ -	$ -
Net income for the period	-	-	-	737	737
Balance, April 30, 2000	-	-	-	737	737
Cash received from escrow share issuances at $0.075 per share	2,250,000	168,750	-	-	168,750
Net income for the year	-	-	-	1,297	1,297
Balance, April 30, 2001	2,250,000	168,750	-	2,034	170,784
Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	-	275,625
Less share issue costs	-	(72,783)	-	-	(72,783)
Net loss for the year	-	-	-	(34,310)	(34,310)
Balance, April 30, 2002	4,087,500	371,592	-	(32,276)	339,316
Net loss for the year	-	-	-	(45,773)	(45,773)
Balance, April 30, 2003	4,087,500	371,592	-	(78,049)	293,543
Net loss for the year	-	-	-	(143,489)	(143,489)
Balance, April 30, 2004	4,087,500	371,592	-	(221,538)	150,054
Cancel escrow shares	(2,250,000)	(168,750)	168,750	-	-
Cash received from share issuance at $0.001 per share	4,500,000	4,500	-	-	4,500
Net loss for the year	-	-	-	(61,031)	(61,031)
Balance, April 30, 2005	6,337,500	207,342	168,750	(282,569)	93,523
Net loss for the year	-	-	-	(222,945)	(222,945)
Balance, April 30, 2006	6,337,500	$ 207,342	$ 168,750	$ (505,514)	$ (129,422)

SEE ACCOMPANYING NOTES

Note 1   Nature and Continuance of Operations

The Company is in the development stage and during the year ended April 30, 2005, entered into a distributor agreement with Cyberhand Technologies Inc. ("Cyberhand") to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand.

These financial statements have been prepared on a going concern basis. The Company has a working capital deficiency of $139,422, has yet to achieve profitable operations and has accumulated a deficit of $505,514 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. The Company anticipates that additional funding will be in the form of equity financing from the sale of common shares. The Company may also seek to obtain short-term loans from the directors of the Company. There are no current arrangements in place for equity funding or short-term loans.

At April 30, 2004, the Company's shares were listed on the TSX Venture Exchange ("TSX") and the Company was classified as a Capital Pool Company as defined in the TSX policy 2.4. Effective June 16, 2004, the Company was delisted from trading on the TSX-V at the request of the Company and effective March 28, 2005, the Company's common shares commenced trading on the Over-The-Counter Bulletin Board in the United States of America.

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.

Note 2   Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. These financial statements conform in all respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is depended on the future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results could differ from these estimates.

These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of significant accounting policies summarized below:

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 2

Note 2   Significant Accounting Policies – (cont'd)

a) Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

b) Inventory

Inventory is recorded at the lower of cost and net realizable value. Cost is determined using the first in first out method. Inventory consists of finished goods.

c) Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

d) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Notes payable also approximate fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

e) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are determined based on differences between tax and accounting basis of assets and liabilities. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

f) Rights

Intangible assets with indefinite lives are not amortized but are subject to an annual impairment test. Other intangible assets are amortized over their estimated useful lives and are also tested for impairment annually. Impairment write-downs will be charged to operations.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 10

Note 2   Significant Accounting Policies – (cont'd)

g)   Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting
period with a corresponding increase to contributed surplus. Upon exercise of share
purchase options, the consideration paid by the option holder, together with the
amount previously recognized in contributed surplus, is recorded as an increase to
share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair
value of share purchase options at the date of grant. Option pricing models require the
input of highly subjective assumptions, including the expected price volatility.
Changes in these assumptions can materially affect the fair value estimate and,
therefore, the existing models do not necessarily provide a reliable single measure of
the fair value of the Company's share purchase options.

Note 3   Rights – Note 8

By a distributor agreement dated July 5, 2004, the Company acquired the non-exclusive
right to market, sell and distribute in Canada the full product line of Cyberhand
Technologies Inc. ("Cyberhand"). Consideration paid was the assignment of the principal
and accrued interest of $123,610 due from Cyberhand on promissory notes receivable.
Under the terms of the agreement and amendment dated July 5, 2006, the Company agreed
to purchase a minimum of 15,000 units on or before July 5, 2007, and upon completion of
this minimum order, to purchase 50,000 units per month or forfeit its rights acquired under
the July 5, 2004 agreement. As required by the agreement, the Company purchased an
initial stocking order of 200 units at a cost of $10,735, which was written down to its net
realizable value of $4,735 during the year ended April 30, 2005 and to $1 during the year
ended April 30, 2006. During the year ended April 30, 2006, the Company wrote down
the rights to $10,000 to recognize the possible impairment of the asset primarily due to the
lack of sales of the product.

Note 4   Notes Payable

The notes payable are due on demand, bear interest at 10% per annum and are unsecured.
Included in notes payable are notes due to directors of the Company ($9,500) and a
Company controlled by a director of the Company ($7,000).

Note 5   Share Capital

a)   Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 11

Note 5   Share Capital – (cont'd)

b) Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options. Options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company's Initial Public Offering. Unless otherwise stated, share purchase options vest when granted. Details of share purchase options for the year ended April 30, 2006 and 2005 are as follows:

| | April 30, 2006 | | April 30, 2005 | |
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at beginning and end of year	302,500	$0.15	302,500	$0.15

At April 30, 2006, directors and officers of the Company held 302,500 common share purchase options. Each option entitles the holder to purchase one share for each option held at $0.15 per share. These options expire on August 28, 2006.

Note 6   Related Party Transactions – Notes 4 and 5

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

| | Years ended April 30, | | |
	2006	2005	2004
Accounting fees	$ 8,797	$ 5,926	$ 16,109
Equipment rental	6,000	6,000	6,000
Office rent	9,000	9,000	9,000
Office supplies	3,000	3,000	3,000
	$ 26,797	$ 23,926	$ 34,109

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At April 30, 2006, accounts payable and accrued liabilities includes $34,078 (2005: $17,340) to a partnership controlled by two directors of the Company.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 12

Note 6   Related Party Transactions – Notes 4 and 5 – (cont'd)

During the year ended April 30, 2005, directors and officers were issued 1,250,000 shares at $0.001 per share pursuant to a private placement.

Note 7   Corporation Income Tax Losses

At April 30, 2006, the Company has accumulated eligible capital costs of $92,708 and non-capital losses totaling $462,695, which are available to reduce taxable income in future taxation years. The non-capital losses expire as follows:

2007	$ 420
2008	2,748
2009	48,867
2010	60,060
2014	157,207
2015	74,847
2016	118,546
	$ 462,695

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

	2006	2005
Future income tax assets		
Net tax losses carried forward	$ 164,812	$ 120,452
Marketing rights	(11,007)	(10,816)
	153,805	109,636
Less: valuation allowance	(153,805)	(109,636)
	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry forward periods to utilize all the future tax assets.

Note 8   Non-cash Transactions

Investing and financing activities that do not have an impact on current cash flows are excluded from the statement of cash flows. The following transactions have been excluded:

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 13

Note 8   Non-cash Transactions – (cont'd)

During the year ended April 30, 2005;

a) the Company cancelled and returned to treasury 2,250,000 common shares previously issued at $0.075 per share ($168,750). The amount paid for these shares has been recorded as contributed surplus.

b) the Company acquired Rights (Note 3) in exchange for notes and accrued interest receivable of $123,610.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Kevin Hanson, Executive Chairman and Acting Chief Executive Officer of Brockton Capital Corp., certify that:

1.   I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers'' Annual and Interim Filings)* of Brockton Capital Corp. (the issuer) for the period ending April 30, 2006;

2.   Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining   disclosure controls and procedures for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b)   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: August 25, 2006

"Kevin Hanson"

Name
President and Chief Executive Officer
of Brockton Capital Corp.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Roy Brown, Chief Financial Officer of Brockton Capital Corp., certify that:

1.   I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers'' Annual and Interim Filings)* of Brockton Capital Corp. (the issuer) for the period ending April 30, 2006;

2.   Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining   disclosure controls and procedures for the issuer, and we have:

   (c)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (d)   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: August 25, 2006

"Roy Brown"

_____
Name
Chief Financial Officer
of Brockton Capital Corp.

BROCKTON CAPITAL CORP.
ANNUAL REPORT
for the year ended April 30, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date of Report: August 25, 2006

1.2 Overall Performance

Nature of Business and Overall Performance

The Company is in the development stage. Effective August 1, 2001, the Company completed its initial public offering ("IPO"), having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of $189,717. On August 27, 2001, the common shares of the Company were listed for trading on the TSX. Effective June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission and effective March 29, 2005, the Company's common shares commenced trading on the OTCBB.

The Company's principle business, since its listing on the TSX on August 27, 2001, was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX. The Company was required to complete an acquisition on or before March 31, 2003.

On August 28, 2003, trading in the shares of the Company was suspended, as the Company had not completed its qualifying transaction within eighteen months of the Company's listing. Effective June 16, 2004, the Company was delisted from trading on the TSX-V at the request of the Company. The reason for the request was due to default risks associated with the Cyberhand acquisition (see "Business Acquisition and Financing). Subsequent to the delisting, the Company cancelled and returned to treasury the original 2,250,000 escrow common shares previously issued to insiders of the Company (including the directors of the Company) at $0.075 per share ($168,750) and completed a private placement of 4,500,000 common shares at $0.001 per share.

Business Acquisition and Financing

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003 the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand") in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share. Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics. The transaction was approved on December 12, 2003 by the shareholders, but was subject to completion of financing and further regulatory approval. On March 17, 2003, the Company received conditional regulatory approval to the transaction subject to a number of conditions, the most significant of which was the completion of a private placement of a minimum $1,600,000. Effective March 31, 2004, the Company had not completed this private placement and the agreement was terminated, as it could not be closed within the time frame provided.

The Company had advanced $109,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and were secured by general security agreements on the assets of Cyberhand. The principal and interest was due and payable at April 30, 2004. Accrued interest receivable was $14,330.

On July 5, 2004, the Company entered into a distribution agreement with Cyberhand to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand, including the Pocketop wireless folding keyboard and a new family of ergonomic mouse products. Consideration for this right was the assignment of principal and accrued interest receivable on the promissory notes above.

Pursuant to the distribution agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006, and upon completion of this minimum order to purchase 50,000 units per month or forfeit its rights under this agreement. As required by the agreement, the Company also purchased the initial stocking order of 200 units at a cost of $10,735.

On July 5, 2006, the agreement was amended in order to extend the minimum purchase order of 15,000 units from July 5, 2006 to July 5, 2007.

The Company also paid a total of $72,127 in respect to a sponsorship agreement and various other directly related expenses for the acquisition noted above. These costs were written off upon termination of the agreement.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent's share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

On September 29, 2004, the Company completed a private placement for the issue of 4,500,000 common shares at $0.001 per share for proceeds of $4,500. Subscribers to this placement included directors of the Company (1,250,000).

During the year ended April 30, 2006, the Company issued notes payable for $40,000. These notes are due on demand, bear interest at 10% per annum and are unsecured.

There have been no other financings since the aforementioned notes.

By a stock option agreement dated May 14, 2003, the Company granted 105,000 share purchase options to a director of the Company entitling him to acquire up to 105,000 common shares at $0.19 per share exercisable to May 14, 2008. This option did not receive regulatory approval and consequently was cancelled.

The Company has been unable to generate profitable sales and has written its inventory on hand down to its net realizable value of $1 (written down to $4,735 at April 30, 2005). Cyberhand has improved its financial situation over the last year and has indicated to the Company that it expects to have marketable products available for the Company to market, sell and distribute in Canada. However, in order to follow conservative generally accepted accounting policies in both Canada and the United States, the Company has written down the Rights to $10,000 to recognize the possible impairment of the asset, primarily due to the lack of sales. The Company continues to believe in the value of the Rights and will work with Cyberhand, subject to funding availability, to market the products.

1.3 Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

	Years ended April 30,		
	2006	2005	2004
Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	$ (222,945)	$ (61,031)	$ (143,489)
Basic and diluted loss per share before discontinued operations and extraordinary items	$ (0.04)	$ (0.01)	$ (0.08)
Net loss	$ (222,945)	$ (61,031)	$ (143,489)
Basic and diluted loss per share	$ (0.04)	$ (0.01)	$ (0.08)
Total assets	$ 31,440	$ 137,113	$ 176,549
Total long-term liabilities	$ -	$ -	$ -
Cash dividends per share	$ -	$ -	$ -

Fluctuation in reported earnings during the years are primarily due to fluctuations in legal and accounting fees related to potential projects being undertaken, investor relations costs incurred during 2004, reduction of interest income due to funds used in 2005, the write-off of deferred investment expenses in 2004, the increase in consulting fees during 2006 and the write down of inventory and the rights during 2006.

1.4 Results of Operations

Operations during the year ended April 30, 2006 were primarily related to maintaining the Company's status as a US and Canadian reporting company and development of the business with Cyberhand. There were no investor relations arrangements entered into during the period. There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the period. During the year ended April 30, 2006 and effective from May 1, 2005, the Company has agreed to pay Carob Management $5,000 per month for consulting services related to new business opportunities for the Company and other administration duties. This amount was unpaid at April 30, 2006.

At April 30, 2006, the Company had a working capital deficit of $139,422. Therefore, in order to continue operations, the Company will need to obtain new financing or generate profitable operations in the next few months.

1.5 Summary of Quarterly Results

The following is a summary of the Company's financial results for the eight most recently completed quarters:

	Q4 April 30, 2006	Q3 Jan 31, 2006	Q2 Oct 31, 2005	Q1 July 31, 2005	Q4 April 30, 2005	Q3 Jan 31, 2005	Q2 Oct 31, 2004	Q1 July 31, 2004
Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net loss before discontinued operations and extraordinary items:								
Total	$(146,609)	$(22,585)	$(43,906)	$(9,845)	$(20,287)	$(14,359)	$(18,176)	$ (8,209)
Per share	$ (0.02)	$ -	$ -	$ -	$ -	$ -	$ (0.01)	$ -
Per share, fully diluted	$ (0.02)	$ -	$ -	$ -	$ -	$ -	$ (0.01)	$ -
Net loss:								
Total	$(146,609)	$(22,585)	$(43,906)	$(9,845)	$(20,287)	$(14,359)	$(18,176)	$ (8,209)
Per share	$ (0.02)	$ -	$ -	$ -	$ -	$ -	$ (0.01)	$ -
Per share, fully diluted	$ (0.02)	$ -	$ -	$ -	$ -	$ -	$ (0.01)	$ -

1.6   Liquidity

The Company has total assets of $31,440. The primary assets of the Company are cash of $14,141, GST receivable of $7,298 and marketing and distribution rights carried at $10,000. The Company has a working capital deficit of $139,422. It is management's opinion that these assets are not sufficient to meet the Company's operating requirements for the next year. Management is currently reviewing financing alternatives including additional private placements and loans from related parties. The Company received $40,000 in loans from shareholders of the Company, including $9,500 from directors of the Company and $7,000 from a company controlled by a director of the Company. These loans are due on demand, bear interest at 10% per annum and are unsecured.

1.7   Capital Resources

The Company has acquired certain marketing and distribution rights as described in Note 2 to the financial statements, for the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand. See Section 1.2, Business Acquisition and Financing.

1.8   Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9   Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano):

		Year ended April 30,	
		2006	2005
Accounting fees	$	8,797	$ 5,926
Equipment rental		6,000	6,000
Office rent		9,000	9,000
Office supplies		3,000	3,000
	$	26,797	$ 23,926

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At April 30, 2006, accounts payable and accrued liabilities include $34,078 owing to abovenoted partnership controlled by two directors of the Company.

At April 30, 2006, notes payable included $16,500 owing to a company controlled by a director of the Company (Kevin Hanson) and directors Terry Amisano and Brad Kitchen.

1.10   Fourth Quarter

There were no fourth quarter events of significance other than the increase in notes payable of $2,500, the write down of the Rights to $10,000 and the write-down of inventory to $1.

1.11   Proposed Transactions

N/A

1.12   Critical Accounting Estimates

Management has determined that an impairment write-down is required for the rights (intangible asset). The financial statement line items that are affected are Rights, as shown on the balance sheet and Write-down of rights, as shown on the statement of operations. See also 1.2 and 1.7.

1.13   Changes in Accounting Policies

N/A

1.14   Financial Instruments and Other Instruments

The carrying value of cash, inventory and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Notes payable also approximate fair value. Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

1.15   Other MD&A Requirements

Disclosure of Outstanding Share Capital

a) Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

| | Common Stock | |
	Number of Shares	Amount
Balance, April 30, 2006 and August 25, 2006	6,337,500	$ 207,342

b) Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options. Options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company's Initial Public Offering. Detail of stock options for the years ended April 30, 2006 and 2005 are as follows:

| | Years ended April 30, | | | |
| | 2006 | | 2005 | |
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at beginning and end of period	302,500	$0.15	302,500	$0.15

At April 30, 2006 and August 25, 2006, directors and officers of the Company held the 302,500 common share purchase options outstanding. Each option entitles the holder to purchase one common share at $0.15 per share until August 28, 2006. No changes in these amounts have occurred to August 25, 2006.

c) Additional information related to the Company is on SEDAR at www.sedar.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. -- SEC File No. 000-49760
(Registrant)

Date: August 30, 2006   By /s/ Kevin R. Hanson
                         Kevin R. Hanson, President/CEO/Director

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.